Exhibit 99.1

Luckin Coffee Announces Upsizing of Share Repurchase Program

BEIJING, September 1, 2026 (GLOBE NEWSWIRE) -- Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced that its board of directors has approved the upsizing of the Company’s share repurchase program (the “Share Repurchase Program”). As previously disclosed, in April 2026, the Company launched the Share Repurchase Program, pursuant to which the Company was authorized to repurchase up to US$300 million of its Class A ordinary shares in the form of American depositary shares (“ADSs”) over a 12-month period from April 30, 2026 (the “Term of the Share Repurchase Period”). As of August 31, 2026, the Company had repurchased a total of 71.6 million Class A ordinary shares (equivalent to 8.9 million ADSs) for a total consideration of US$287.2 million under the Share Repurchase Program.

The Company’s board of directors has approved an adjustment to the Share Repurchase Program, pursuant to which the aggregate value of shares that the Company is authorized to repurchase under the Share Repurchase Program is increased by US$200 million, from US$300 million to US$500 million. The additional US$200 million repurchase authorization will be effective through the Term of the Share Repurchase Period.

The Company’s share repurchases, if any, under the Share Repurchase Program may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The Company’s board of directors will review the Share Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program.

The Share Repurchase Program is dependent upon market and economic conditions, and other factors including price, legal and regulatory requirements and capital availability. The Share Repurchase Program does not obligate Luckin Coffee to acquire any particular number of American depositary shares, and the Share Repurchase Program may be modified or suspended at any time at the management's discretion.

SAFE HARBOR STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

Investor and Media Contacts

Investor Relations:
Luckin Coffee IR
Email: ir@lkcoffee.com

Bill Zima
ICR
Phone: 646 880 9039

Media Relations:
Luckin Coffee PR
Email: pr@lkcoffee.com